Mail Stop 4561

March 12, 2008

Dean A. Foate
President and Chief Executive Officer
Plexus Corp.
55 Jewelers Park Drive
Neenah, Wisconsin 54957-0156
(920) 722-3451

Re: Plexus Corp. (File No. 000-14824)
Form 10-K for the Fiscal Year Ended September 29, 2007
Form 8-K filed January 23, 2008

Dear Mr. Foate:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief